

August 1, 2014

Via E-mail
Paul Iacono
Chief Financial Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Road
Irvine, California 92618

> **Re: Boot Barn Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 21, 2014**
> **CIK No. 0001610250**

Dear Mr. Iacono:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Industry and Market Data, page iii

1.   We note that you have added disclosures based on a study by Mod Advisors LLC. We also note that you contracted Mod Advisors to support [your] public filings. Please file the consent of Mod Advisors to the use of its name and information in the prospectus or explain why such information is not required. Refer to Section 7(a) of the Securities Act and Rule 436 of Regulation C.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

<u>Factors affecting the comparability of results of operations, page 47</u>

<u>Recapitalization, page 47</u>

2.   We note your response to comment 11 in our letter dated July 9, 2014. Please file any agreements governing your continuing relationship with Freeman Spogli pursuant to Item 601(b)(10) of Regulation S-K or, in your response, explain why such agreements would not be material to investors. For example, we note the disclosure on page 97 that you have a registration rights agreement with Freeman Spogli.

<u>Our market opportunity, page 70</u>

3.   We note that you believe that you are the market leader in the highly fragmented western and work wear markets of the broader apparel and footwear industry. As written, this implies that you would be a market leader in each of the western and work wear markets, separately. However, your supplemental materials show that certain competitors in the work wear market have more stores. Please revise the characterization of your market or advise.

<u>Competition, page 77</u>

4.   Given the information in your supplemental materials please revise this section to address the relative size of your work wear/farm supply competitors. We also note your revised disclosure on page 69 that your e-commerce retail sales only accounted for 4.1% of your net sales. To the extent you are aware, please revise this section to address the relative size of your on-line competitors or state that you have no such knowledge.

<u>Recent Sales of Unregistered Securities, page II-2</u>

5.   We partially reissue comment 31 from our letter dated July 9, 2014. We note that the listed issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701. Please disclose the facts supporting your reliance upon the exemption for each issuance. Refer to Item 701(d) of Regulation S-K

<u>Exhibits</u>

6.   We note that Exhibit A appears to be missing from Mr. Conroy's employment agreement filed as Exhibit 10.4. Please file Exhibit in its entirety or advise.

Paul Iacono
Boot Barn Holdings, Inc.
August 1, 2014
Page 3

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Larry E. Robbins
      Wyrick Robbins Yates & Ponton LLP